Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in the Registration Statement on Form F-1 of KBAT Group Inc. of our report dated July 11, 2025, with respect to the consolidated balance sheets of KBAT Group Inc. as of March 31, 2025 and 2024, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended March 31, 2025, included in this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in such Registration Statement.

/s/ Golden Eagle CPAs LLC

Bedminster, New Jersey
July 11, 2025